PROSPECTUS SUPPLEMENT NO. 4 (TO PROSPECTUS DATED APRIL 25, 2014)	Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333-195251

Immune Pharmaceuticals Inc.

7,293,242 Shares of Common Stock

This prospectus supplement No. 4 supplements and amends the prospectus dated April 25, 2014, as supplemented and amended by prospectus supplement No.1, dated May 20, 2014, prospectus supplement No. 2, dated June 6, 2014 and prospectus supplement No. 3, dated June 23, 2014 (collectively, the “Prospectus”), relating to the resale or other disposition by the selling security holders identified in the Prospectus of up to 7,293,242 shares of our common stock, consisting of (a) 3,400,315 shares of common stock issuable upon conversion of shares of the registrant’s Series C 8% Convertible Preferred Stock issued in a private placement that closed on March 14, 2014, (b) 272,025 shares of common stock that may be issuable as payment for dividends on the Series C 8% Convertible Preferred Stock, payable through March 14, 2015, (c) 1,810,451 shares of common stock issuable upon exercise of warrants at an adjusted exercise price of $3.39 per share, subject to adjustment as provided in the warrants, which warrants were issued in the private placement, and (d) 1,810,451 shares of common stock issuable upon exercise of warrants at an adjusted exercise price of $4.07 per share, subject to adjustment as provided in the warrants, which warrants were issued in the private placement.

In accordance with the terms of the private placement, on May 2, 2014, the conversion price of the Series C 8% Convertible Preferred Stock was reduced from $3.40 to $2.71 and the exercise price of the warrants was reduced from $4.25 to $3.39 and from $5.10 to $4.07, as applicable. Consequently, as of May 2, 2014, an additional 775,395 shares of common stock may be issuable upon the conversion of the Series C 8% Convertible Preferred Stock and an additional 62,032 shares may be issuable as payment for dividends thereon, payable through March 14, 2015.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on the OTCQX Marketplace (OTCQX) and the NASDAQ OMX, First North Premier, Stockholm, under the symbol “IMNP”. On July 9, 2014, the last reported sale price of our common stock as reported on the OTCQX was $3.07 per share.

We will not receive any proceeds from the sale or other disposition of common stock by the selling security holders. We may, however, receive proceeds from any warrants exercised in cash by selling security holders, however, we cannot predict the timing or the amount of the exercise of such warrants, if at all.

On July 10, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. This prospectus supplement incorporates into our Prospectus the information contained in our attached Current Report on Form 8-K.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as may be updated from time to time by our quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 10, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  July 10, 2014

Immune Pharmaceuticals Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-51290	52-1841431
(State or Other Juris-	(Commission	(IRS Employer
diction of Incorporation)	File Number)	Identification No.)

708 Third Avenue, Suite 210, New York, New York		10017
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (914) 606-3500

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On July 10, 2014, Dr. Isaac Kobrin resigned from his position as a member of the board of directors of Immune Pharmaceuticals Inc. (the “Company”), effective immediately. Dr. Kobrin also resigned from his position as the chairperson of the Research and Development Committee. His resignation was not due to any disagreement with the Company.

On July 10, 2014, Mr. Cameron Durrant accepted the Company's offer to be appointed as a member of the board of directors, effective July 10, 2014. The Company’s board of directors approved the appointment of Mr. Durrant as an independent director to fill the vacancy created by the resignation of Mr. Kobrin from the board of directors of the Company and to hold office as a Class II director until the 2015 annual meeting of stockholders and until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Durrant will serve on the Compensation Committee and Research and Development Committee of the board of directors of the Company.

Mr. Durrant will be entitled to receive the same compensation as the other non-employee directors of the Company are entitled to receive, as approved by the Company's board of directors on October 10, 2013. Mr. Durrant’s compensation shall be prorated at $8,888 from July 10, 2014 until September 30, 2014. In addition, Mr. Durrant shall receive options to purchase 50,000 shares of common stock of the Company, to vest quarterly over a three (3) year term commencing three (3) months from the effective date of his appointment.

There are no arrangements or understandings between Mr. Durrant and any other person pursuant to which he was selected as a director. The Company is not aware of any transaction in which Mr. Durrant has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMMUNE PHARMACEUTICALS INC.

Dated: July 10, 2014	By:	/s/ Daniel G. Teper
Name: Daniel G. Teper
Title: Chief Executive Officer